FIRST HORIZON CORPORATION

Clyde A. Billings, Jr.
Senior Vice President,
Assistant General Counsel
and Corporate Secretary

February 22, 2024                                    VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    First Horizon Corporation (“Company”) Annual Report on Form 10-K
    Commission File No. 001-15185; CIK No. 0000036966

Ladies and Gentlemen:
Enclosed for filing, via EDGAR, is the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, including all exhibits and attachments to be filed therewith. All required manual signatures are on file with the Company.
The financial statements and related materials contained in the Company’s Annual Report on Form 10-K do not reflect any material change from the preceding year in any accounting principles or practices or in the method of applying such principles or practices except for changes noted in Note 1 to the financial statements under the captions Accounting Changes with Extended Transition Periods and Summary of Accounting Changes, including changes made in response to:
•FASB Accounting Standards Update 2020-04, “Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (ASU 2020-04), along with these related Updates: FASB Accounting Standards Update 2021-01, “Scope,” and FASB Accounting Standards Update 2022-06, “Deferral of the Sunset Date of Topic 848”
•FASB Accounting Standards Update 2022-01, “Fair Value Hedging — Portfolio Layer Method”
•FASB Accounting Standards Update 2022-02, “Troubled Debt Restructurings and Vintage Disclosures”

No filing fee is required.

Sincerely,
/s/ Clyde A. Billings, Jr.
Clyde A. Billings, Jr.